The Case for Adding a Proven Consumer Brand Leader to Rocky Mountain Chocolate Factory, Inc.'s Board

Prepared by the AB Value-Radoff Group

July 2022



DISCLAIMER

The materials contained herein (the "Materials") represent the opinions of AB Value Partners, LP, Bradley L. Radoff and the other participants named in the proxy solicitation (collectively, the "AB Value-Radoff Group") and are based on publicly available information with respect to Rocky Mountain Chocolate Factory, Inc. (the "Company"). The AB Value-Radoff Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the AB Value-Radoff Group's conclusions. The AB Value-Radoff Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The AB Value-Radoff Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the AB Value-Radoff Group herein are based on assumptions that the AB Value-Radoff Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of the AB Value-Radoff Group currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of the AB Value-Radoff Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the AB Value-Radoff Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the AB Value-Radoff Group expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the AB Value-Radoff Group. Although the AB Value-Radoff Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The AB Value-Radoff Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, the AB Value-Radoff Group has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

ABOUT THE AB VALUE-RADOFF GROUP

Overview

- AB Value Management LLC and Bradley L. Radoff (together with their affiliates, the "AB Value-Radoff Group" or "we"), own approximately 17.6% of the outstanding shares of Rocky Mountain Chocolate Factory, Inc. (NASDAQ: RMCF) ("Rocky Mountain" or the "Company"), signaling our strong alignment with all stockholders.

- We have been invested in the Company since 2018 and believe in the Rocky Mountain brand and in the Company's potential to become a leader in the franchising and confectionery manufacturing space.

- Last year, AB Value nominated independent and unaffiliated director candidates for election to the Board of Directors (the "Board").

  - Mr. Radoff (then a 5.4% stockholder) was not involved in the recruitment or nomination of those candidates, joining AB Value later in its 2021 campaign.

- In light of Rocky Mountain's continued underperformance and what we view as a complacent and underqualified Board, we are today seeking to elect Mary Bradley, a highly qualified director candidate with consumer brand, chocolate retail and franchising experience, who we believe can help effectively oversee the Company and produce long-term value for all stockholders.

ABOUT ROCKY MOUNTAIN

We believe Rocky Mountain has the potential to become a beloved brand and create significant stockholder value over the long-term if it has a diverse, experienced and high-integrity Board

Rocky Mountain's Strategic Focus and Segments

- Rocky Mountain manufactures a line of chocolate candies and other confectionery products.

- The Company also owns and franchises stores in the U.S., Canada and Guam.

- The Company's revenues are derived from product sales to franchisees and others, the collection of franchise fees and royalties, and sales at Company-owned stores.

Rocky Mountain Recent Performance Snapshot[1]
(Q1 FY 2022 – Q1 FY 2023)

- Revenue: +3%

- Net Income: -120%

- Total Adj. Gross Margin: -130bps

- G&A Expenses: +93%

- Earnings Per Share: -122%

The Case for Additional Boardroom Improvement

- We believe the Board still lacks the requisite independence and skills needed to properly oversee management.

- The Board currently has only one woman standing for reelection.

- The Board has failed to adhere to best-in-class governance practices by allowing apparent conflicts of interest to fester, refusing to engage with its largest stockholder and depriving stockholders of voting on a universal proxy card.

RMCF's TSR Has Continued to Fall ~10% YTD[2]



[1] Company financials.
[2] Bloomberg; TSR runs through 7/13/22, the day before the AB Value-Radoff Group filed its definitive proxy statement.

WHY WE ARE HERE

> **The AB Value-Radoff Group, which combined is the largest stockholder of Rocky Mountain**, believes the Company has exceptional products, customers and long-term potential.

> **Last year, we ran a campaign – earning the support of leading independent proxy advisory firms –** which resulted in two new, independent directors nominated by AB Value being elected to the Board.

> **However, today we believe Rocky Mountain continues to be held back** by a Board that lacks relevant expertise and sufficient diversity, highlighted by director Brett Seabert's continued service.

> **With a new director who possesses highly additive consumer brand, chocolate retail and franchising expertise**, we believe Rocky Mountain can achieve its full potential and drive long-term value.

> **We have engaged in good faith with current leadership** to pursue director refreshment that can benefit all stakeholders. Unfortunately, the incumbent Board has been unwilling to address our concerns and reach a compromise, forcing us to proceed with this election contest.

At the 2022 Annual Meeting of Stockholders (the "Annual Meeting"), stockholders have an opportunity to add a gender diverse director who possesses fresh perspectives and ideal expertise, while removing an underqualified incumbent director who has overseen tremendous value destruction.

OVERVIEW: WHY WE ARE SEEKING TO REPLACE DIRECTOR SEABERT

We believe Mr. Seabert is unqualified to continue serving on the Company's Board in light of his apparent conflict of interest, lack of relevant experience and problematic track record



Director Seabert

Tenure: 5 years

Current Chair of the Audit Committee and Member of the Nominating and Corporate Governance Committee

Former Chair of the Compensation Committee

x   We suspect Mr. Seabert is only on the Board because the Company's prior Chief Executive Officer, Bryan Merryman, was his long-time friend and even served as the best man at his wedding.[1]

x   Mr. Seabert has no discernible experience in corporate governance, consumer brands or franchising.

x   Mr. Seabert's irrelevant background includes serving as the Chief Financial Officer of a small private construction business and is almost entirely concentrated in the real estate development and construction sectors.

x   Despite serving on the Board since 2017, Mr. Seabert today owns less than 1% of the Company, reflecting his misalignment with stockholders.[2]

x   After five years of service, it has become evident to us that Mr. Seabert adds no detectable value to the Board.

x   Mr. Seabert received low support from stockholders in the two prior uncontested elections (2019: 60.0% and 2020: 64.1%).[3]

"Seabert and Merryman can be seen as legacy directors from the founder-led era."
– Institutional Shareholder Services, Inc. ("ISS"), 2021[4]

---

[1] Wedding announcement published in the *Reno Gazette-Journal* on November 19, 1986. [2] Company's definitive proxy statement. [3] Company filings. [4] Permission to quote ISS was neither sought nor obtained.   **6**

MR. SEABERT HAS A FIVE-YEAR RECORD OF PRESIDING OVER SIZABLE VALUE DESTRUCTION AT ROCKY MOUNTAIN

Rocky Mountain's refusal to engage with us is particularly disturbing when one considers that the Company's total shareholder returns are _negative_ over every relevant time horizon during Mr. Seabert's tenure



Source: Bloomberg. TSR runs through 07/13/22, the day before the AB Value-Radoff Group filed its definitive proxy statement.

MR. SEABERT HAS A FIVE-YEAR RECORD OF PRESIDING OVER SIGNIFICANT UNDERPERFORMANCE

During Mr. Seabert's tenure, Rocky Mountain has underperformed its peers over nearly every relevant time horizon



Source: Bloomberg. TSR runs through 07/13/22, the day before the AB Value-Radoff Group filed its definitive proxy statement.

WE BELIEVE MR. SEABERT HAS FAILED TO HELP REVERSE THE COMPANY'S ANTI-STOCKHOLDER ATTITUDE TOWARD GOVERNANCE

During Mr. Seabert's tenure, the Board has had a record of poor governance practices, including:

 ### Allowing Conflicts of Interest

x   *The Board appointed Jeffrey Geygan as Chair despite his prior attempts to acquire a significant portion of the Company and our concerns regarding his influence and qualifications.*

x   *Following a nine-month-long search, the Board appointed Mr. Geygan's apparent associate as the Company's Chief Executive Officer.*

x   *As former Chair of the Compensation Committee, Mr. Seabert oversaw the compensation of Former Chief Executive Officer and director and current Chief Financial Officer Mr. Merryman, his apparent long-time friend and best man.*

 ### Failing to Improve Boardroom Diversity

x   *Following former Chair Elisabeth Charles' decision to not stand for reelection, the Board opted to shrink to six members rather than replace her with another independent, highly qualified woman.*

x   *This bears an unfortunate resemblance to the events that occurred last year following the resignation of former director Mary Thompson.*

 ### Fostering a Lack of Accountability

x   *The Board enables plurality voting for all director elections, including uncontested elections, which can allow underperforming directors to remain in power even if a significant number of stockholders express dissatisfaction through "withholding" their votes.*

x   *The Board does not have a stated resignation policy, which can lead to a lack of adequate refreshment and long-tenured directors remaining for too long.*

x   *Stockholders do not have the ability to amend the Company's bylaws by a simple majority vote.*

$ Awarding Misaligned Compensation

x   *The Board's compensation increased by nearly 80% despite Rocky Mountain's stock remaining largely stagnant from FY 2021 to FY 2022.*

x   *In FY 2022, the incumbent directors also received $233,871 in stock awards after not receiving any in the previous fiscal year.*

x   *Despite declining stockholder support for the Company's say-on-pay vote at the past two annual meetings (38.2% and 46.4%, respectively), the Compensation Committee – previously chaired by Mr. Seabert – failed to disclose any details on investor engagement or feedback and has failed to make any significant changes to Rocky Mountain's existing executive compensation program.[1]*

---

[1] Figures include abstentions in the calculation. When excluding abstentions from the calculation, the stockholder support was 38.8% and 50.5%, respectively.
Source: Company filings and definitive proxy statement.

WE BELIEVE BOARDROOM DYSFUNCTION AND ENTRENCHMENT PERSISTS TODAY AT ROCKY MOUNTAIN

While the Board would like stockholders to believe that it has completely reformed Rocky Mountain over the past year, we believe that significant governance issues – which leading proxy advisory firm ISS disfavored last year[1] – remain today

<u>Last Year</u>	<u>This Year</u>
• **Misuse of Board Resources:** The former Special Committee – which Mr. Seabert was a member of – met 23 times in two months but was "riven by a series of minor gaffes."	• **Misuse of Board Resources:** The Board has met more than 30 times this year but still has not resolved basic issues such as its Canadian franchisee operating without an agreement nor its struggling Edible Arrangements relationship.[2]
• **Disregard for Stockholder Democracy:** "With their choice of a non-universal card, the [B]oard has forced the hand of shareholders and pushed them to choose candidates only from a single slate."	• **Disregard for Stockholder Democracy:** The Board accelerated the date of the 2022 Annual Meeting in an apparent attempt to avoid having to use a universal proxy card and later refused our request for one. This acceleration also shrank the nomination window to just 10 days while the Company was engaging in discussions with us.
• **Unwillingness to Compromise:** Following the Board's defensive decision to reduce its size to six members after Ms. Thompson's resignation, ISS concluded that "a more confident and compromise-seeking board would have offered this seat to a nominee from the dissident slate […]."	• **Unwillingness to Compromise:** Following Ms. Charles' upcoming departure, the Board will reduce its size to six members rather than replace her with another qualified woman and has rejected our settlement attempts, signaling that an unwillingness to compromise remains a defect in the boardroom.[3]

We believe Mr. Seabert is part of the dysfunctional status quo at Rocky Mountain and must be replaced at this year's Annual Meeting.

[1] Permission to quote ISS was neither sought nor obtained. [2,3] Company filings.





WE BELIEVE THE BOARD'S UNWILLINGNESS TO COMPROMISE VALIDATES OUR CASE FOR CHANGE

The Board claims that we are seeking this costly election contest and disrupting the Company's operations, but it has forced us to run this campaign after it has refused to listen to our concerns

Beginning in December 2021, we expressed concerns to the Board regarding its composition and governance practices and tried to initiate potential settlement discussions related to Board refreshment.

→

The Company refused our multiple attempts to reach a consensual settlement that would have strengthened the Board and, once appointed, new CEO Robert Sarlls ignored our requests for a conversation. Meanwhile, the Company accelerated the date of the Annual Meeting in an apparent attempt to avoid using a universal proxy card.

→

Now, the Company plans to spend approximately $850,000 of stockholders' capital fighting its largest investor rather than collaborating with us on a viable refresh of the Board that can unlock long-term value for all stakeholders.[1]

Source: Company's definitive proxy statement.

IT APPEARS THE BOARD HAS LOST CREDIBILITY WITH STOCKHOLDERS

We believe Board improvement is urgently needed to course correct and responsibly oversee the Company as it embarks on a turnaround

The Board has refused to agree to our settlement offer to appoint one female retail expert to the Board in exchange for a multi-year standstill agreement.

However, the Company reached an agreement last year that provided Mr. Geygan – *whose ownership position was less than half the amount of our current position* – with a Board seat and an agreement that lasted less than a year (and essentially a second Board seat following the appointment of Mr. Geygan's former director nominee as CEO and a director).

We believe it is a flashing red light for stockholders that the Board would reject legitimate settlement offers from its largest investor, choosing instead to drag all stakeholders into yet another distracting and expensive contest in the face of persistent financial underperformance and governance missteps.

If Rocky Mountain is truly committed to embarking on a new chapter – as evidenced by the Company's hiring of a new CEO and CFO and recent Board refreshment – then why is legacy director Mr. Seabert still on the Board?

It should be abundantly clear at this point that Rocky Mountain would benefit from having our independent candidate in the boardroom at this important time in the Company's life cycle.

Source: Company filings.

OUR SOLUTION: A HIGHLY QUALIFIED, DIVERSE DIRECTOR CANDIDATE

Mary Bradley is a high-integrity leader in the consumer brand space with extensive experience in the areas of franchising and chocolate retail operations



- *Currently serves as Senior Vice President, Corporate Clubs at Planet Fitness, Inc. (NYSE: PLNT), a fitness center operator and franchisor.*

- *Former Head of Café & Retail for North America, at Godiva Chocolatier, Inc., an international chocolate retailer.*

- *Former Vice President of Operations at HoneyGrow, LLC, a private restaurant operator.*

- *Previously held various management and operations roles at Peet's Coffee, a coffee roaster and retailer and subsidiary of JDE Peet's N.V.*

- *Began career in store, operations and field leadership roles at Starbucks Corporation (NASDAQ: SBUX), a coffee roaster, marketer and retailer.*

   

We strongly believe that Ms. Bradley is the right director at the right time as Rocky Mountain embarks on a turnaround.

HOW MS. BRADLEY STACKS UP AGAINST MR. SEABERT

We believe our director candidate has the skills most relevant to Rocky Mountain's needs and is best suited to help the Board improve the Company's operations and governance

		Prior Retail Operations Experience	Prior Franchising Experience	Free of Conflicts	Financial Expertise	Corporate Governance Knowhow	Diversity
AB Value-Radoff Nominee	**Mary Bradley**	✓	✓	✓	✗	✓	✓
Incumbent Director	**Brett Seabert**	✗	✗	✗	✓	✗	✗

Note: Given Mr. Geygan's well-documented public biographies that emphasize his expertise in a variety of financial areas, we assume he can fill Mr. Seabert's role as a financial expert and Chair of the Audit Committee.

MS. BRADLEY'S PRIORITIES & COMMITMENT TO STOCKHOLDERS

Ms. Bradley is committed to working with the entire Board to turn around Rocky Mountain's underperformance and improve its franchise operations to drive long-term success

Operational Improvements	**Financial Improvements**	**Governance Improvements**
✓ *Establishing a clear, differentiated value proposition for customers*	✓ *Decreasing G&A costs*	✓ *Aligning executive compensation with shareholder value creation*
✓ *Delivering a balanced product assortment*	✓ *Improving capital allocation*	✓ *Prioritizing investor transparency*
✓ *Strengthening the Company's relationship with and support for franchisees*	✓ *Resolving the Company's open litigations*	✓ *Strengthening stockholder engagement*
✓ *Building seamless ecommerce operations*		
✓ *Improving brand awareness*		
✓ *Assessing plant operations and franchise performance*		



VOTE ON THE BLUE PROXY CARD TODAY!

Stockholders can install a highly qualified leader on Rocky Mountain's Board by voting on the BLUE proxy card to elect Ms. Bradley at the 2022 Annual Meeting

VOTE ON THE BLUE PROXY CARD!

ONLY LATEST-DATED VOTE COUNTS.

APPENDIX







THE BOARD HAS APPOINTED LEADERS WITH AN APPARENT HISTORY OF VALUE DESTRUCTION

Mr. Geygan's ties to Mr. Sarlls date back to 2014, when the pair were involved in a proxy contest at ALCO Stores, Inc. ("ALCO") which ultimately resulted in the loss of $47 million

- ALCO entered into a definitive merger agreement in July 2013 to be acquired at $14 a share – a 63% premium to market – for a total cash value of $47 million.
- Though the deal was supported by both ISS and Glass Lewis, Mr. Geygan sued to block it and convinced shareholders to vote against the deal.
- Mr. Geygan then proceeded to run a proxy fight with another activist, replacing the entire board of directors and installing Mr. Sarlls as the new Chairman in September 2014.
- Weeks later, ALCO filed for bankruptcy and all value was lost for its shareholders.
- What responsibility do Messrs. Geygan and Sarlls take for losing $47 million and the destruction of the enterprise? Why did they oppose the merger, which was at a huge premium to market and supported by governance agencies?

LAW360

Alco Stores Shareholders Reject $47M Buyout By Argonne

By *Igor Kossov*

Law360, New York (October 31, 2013, 4:39 PM EDT) -- Alco Stores Inc. has canceled its merger with Argonne Capital Group after shareholders rejected the deal in a vote, the Midwestern retailer announced Thursday.

Argonne agreed to acquire the variety store chain in July for $14 per share or $47 million total, according to the initial agreement documents. But though the retailer's board of directors unanimously approved the merger and recommended it to shareholders, the majority of them rejected the deal.

REUTERS

公司新闻(英文) OCTOBER 13, 2014 / 10:13 AM / UPDATED 8 YEARS AGO

Texas discount chain Alco Stores files for bankruptcy

We believe the Rocky Mountain Board would benefit from having an additional independent member with highly additive experience and leadership expertise to support and objectively oversee Mr. Sarlls.

Source: ALCO filings.